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AIG Consumer Insurance
Legal Department

                                               Mark Matthes
                                               Vice President and Associate
                                               General Counsel
                                               2919 Allen Parkway, L4-01
                                               Houston, Texas 77019


                                    June 16, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Withdrawal of Application for an Order of Approval Pursuant to
          Section 26(c) of the Investment Company Act of 1940, as amended (File No. 812-14631)


Ladies and Gentlemen:

American General Life Insurance Company ("AGL") and its Separate Account I (both referred to hereinafter as "Applicants") filed on March 23, 2016 an application to request an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended, (File No. 812-14631) (the "Application"). The Application seeks to approve the substitution of shares of a "government" money market fund for shares of a "retail" money market fund that are currently held by Separate Account I to support certain variable annuity contracts offered by AGL (the "Substitution").

The Applicants hereby request the withdrawal of the Application because the requested order is no longer necessary following the Staff's recent revisions to the Division of Investment Management's "2014 Money Market Fund Reform Frequently Asked Questions" (revised May 23, 2016).

If you have any questions regarding the withdrawal of the application, please do not hesitate to contact me at 713.831.3299 or mark.matthes@valic.com.

Sincerely,

/s/ Mark Matthes

Mark Matthes